

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via E-mail</u>
Kevin P. Larson
Senior Vice President and Principal Financial Officer
UniSource Energy Corporation
Tucson Electric Power Company
One South Church Avenue, Suite 100
Tucson, Arizona 85701

> Re: **UniSource Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **Form 8-K Filed March 23, 2011**
> **Form 10-Q for Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 1-13739**
>
> **Tucson Electric Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 1-05924**

Dear Mr. Larson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief